CONSENT TO ACT AS DIRECTOR AND OFFICER

TO: ROCKFORD OIL CORP. (the “Corporation”)

1.	I hereby consent to my appointment as an officer and a director of the Corporation.

2.	I hereby confirm that as of this date, I am not disqualified from acting as an officer or as a director pursuant to the laws of the State of Nevada. This consent shall be effective as of this date and shall remain effective until revoked by notice in writing to the Corporation at its registered office.

This consent may be sent by electronic facsimile transmission and shall be deemed to be an original.

DATED as of the 12th day of November, 2013.

/s/ Howard Bouch Howard Bouch

Grove House
13 Low Seaton Workington
Cumbria England CA141PR
United Kingdom